Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Post-Qualification Amendment #1 to the Offering Statements on Form 1-A (File No. 024-11627 and 024-12456) of our audit report dated March 30, 2026, with respect to the consolidated balance sheets of Vivos, Inc. as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such Amendments to the Offering Statements.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

March 30, 2026